LPBP Inc.

Financial Statements

June 30, 2004

(Unaudited)

Notice to Reader:

The accompanying unaudited interim financial statements of LPBP Inc., for the period ended June 30, 2004 have been prepared by management and approved by the Audit Committee and the Board of Directors of the Company. These statements have not been reviewed by the Company's independent auditors.

Dated the 23rd of August, 2004.

/s/ John Anderson

John Anderson
President and CEO

Statements of Financial Position
[Unaudited]

As at June 30 and December 31

[Thousands of Canadian dollars]	2004	2003
Assets
Current
Cash	$300	$-
	300	-

Investment in Hemosol LP [notes 1 & 2]	5,322	-
Investment in MDS Laboratory Services LP [notes 1 & 3]	44,065	34,796
Future tax asset [note 4]	116,663	-
Total assets	$166,350	$34,796

Liabilities and Shareholders' Equity
Current
Accounts Payable	$300	$-
Due to MDS Laboratory Services LP	16,000	-
	16,300	-

Unrealized benefit on acquisition of tax losses [note 4]	104,143	-
	120,443	-
Shareholders' equity
Net investment by MDS Inc.		34,796
Common Shares - Class A [note 5]	2,319
Common Shares - Class B [note 5]	34,677
Retained Earnings	8,911
	45,907
Total liabilities and shareholders' equity	$166,350	$34,796
See accompanying notes

On behalf of the Board of Directors:

EDWARD E. MCCORMACK	MITCHELL J. KOSTUCH
Chairman of the Board and Director	Director

Statements of Income

[Unaudited]

	Three months to June 30		Six Months to June 30
[Thousands of Canadian dollars]	2004	2003	2004	2003
Equity Earnings [note 6]	$15,131	$13,724	$25,379	$25,261

Income before income taxes	15,131	13,724	25,379	25,261

Provision for future income tax	358	-	358	-
Net income	$14,773	$13,724	$25,021	$25,261

Earnings per share [note 7]	$-	$-	$-	$-

Statements of Retained Earnings
[Unaudited]

	Three months to June 30		Six Months to June 30
[Thousands of Canadian dollars]	2004	2003	2004	2003
Retained earnings, beginning of period	$-	$-	$-	$-

Net income	14,773	13,724	25,021	25,261

Dividends, prior to May 1, 2004 [note 6]	(5,862)	(13,724)	(16,110)	(25,261)

Retained earnings, end of period	$8,911	$-	$8,911	$-

See accompanying notes

Statements of Cash Flows

[Unaudited]

	Three months to June 30		Six months to June 30
[Thousands of Canadian dollars]	2004	2003	2004	2003
Operating activities
Net income	$14,773	$13,724	$25,021	$25,261
Items not affecting current cash flow:

Reversal of unrealized tax loss benefit	(2,979)	-	(2,979)	-
Future income tax expense	3,337	-	3,337	-
Equity earnings	(15,131)	(13,724)	(25,739)	25,261
	-	-	-	-
Changes in non-cash working capital balances relating to operations:
Accounts payable	300	-	300	-
	300	-	300	-

Financing and Investing activities
Loan from MDS Laboratory Services LP	16,000	-	16,000	-
Acquisition of tax losses	(16,000)	-	(16,000)	-
	-		-
Increase in cash position during the period	300	-	300	-

Cash position, beginning of period	-	-	-	-
Cash position, end of period	$300	$-	$300	$-

Notes to Financial Statements

[Unaudited]

[All tabular amounts in thousands of Canadian dollars, except where noted]

  Summary of Significant Accounting Policies

The unaudited interim financial statements of LPBP Inc. ("LPBP" or "the Company") have been prepared by management in accordance with Canadian generally accepted accounting principles ("GAAP"). Significant accounting policies are as follows:

Basis of Presentation:

Effective May 1, 2004, the Company entered into an agreement with MDS Inc. ("MDS") which resulted in a reorganization of the Company's business (the "Blood Products Business") and the Ontario clinical laboratories services business (the "Labs Business") of MDS pursuant to a plan of arrangement (the "Arrangement") under section 182 of the Business Corporations Act (Ontario). Under the Arrangement:

  The Blood Products Business was transferred to a new limited partnership, Hemosol LP, 93% of which is owned by a new company, Hemosol Corp., as general partner, and 7% of which was retained by the Company, as limited partner.
  MDS transferred the Labs Business to MDS Laboratory Services, LP ("Labs LP"). The Company acquired a 99.99% limited partnership interest in the Labs Partnership. The remaining 0.01% is owned by a wholly owned subsidiary of MDS, MDS Laboratory Services Inc. ("MDS Subco"), as the general partner.
  Shareholders of the Company, including MDS, exchanged each common share of the Company for one common share of Hemosol Corp. and one Class A common share of the Company. The company also issued 38,322,390 Class A common shares of the Company and 11,134,648,627 Class B common shares to MDS.
  Shareholders, other than MDS, hold 0.44% of the equity securities and 52.5% of the voting shares of the Company and MDS holds 99.56% of the equity securities of the Company and 47.5% of the voting shares of the Company.
  The name of the Company was changed from Hemosol Inc. to LPBP Inc.

As a result of the foregoing, the Company no longer operates an active business. Instead, the Company holds an approximate 7% limited partnership interest in Hemosol LP (which operates the Blood Products Business) and a 99.99% limited partnership interest in Labs LP (which operates the Labs Business). The Company is not active in the management of Labs LP or Hemosol LP, as it only holds a limited partnership interest in both entities.

The Company's revenue and cash flow are dependent upon the revenue and cash flow generated from its holdings in these partnerships. The Company is entitled to share in the net income of each partnership in a proportion equal to its proportionate interest in each partnership. As general partners of Labs LP and Hemosol LP, MDS Subco and Hemosol Corp, respectively, determine when distributions of income are made by the partnerships. Labs LP is prohibited from making any distributions to the partners thereof prior to November 1, 2004. The Company is required to pay dividends to its shareholders based on distributions received from its investment in Labs LP, net of any expenses incurred directly by the Company in the course of operations.

As part of the Arrangement, MDS has made available to Labs LP an operating line of up to $10 million to cover working capital needs, until such time as Labs LP generates self-sustaining cash flow. This advance is expected to be repaid from cash flow generated by Labs LP prior to the end of August 2004.

In addition, as part of the Arrangement, MDS loaned $16 million to Labs LP, which in turn loaned the funds to the Company. The Company used the funds as partial consideration for redemption proceeds of Class C Preferred Shares of the Company that were issued and redeemed as part of the Arrangement. The loan by MDS to Labs LP is non-interest bearing and is due on May 31, 2005. The loan by Labs LP to the Company bears interest at a rate of prime plus 1.5% and also matures on May 31, 2005. The borrowers may prepay their respective loan at any time.

As a result of the above, the Company has a 7% interest in Hemosol LP, a 99.99% interest in Labs LP and will be able to benefit from significant tax loss carryovers, research and development pools and investment tax credits with an estimated total value of $120 million accumulated through operating losses of the previously owned Blood Products Business.

The Company has determined that through the previously described transactions, there is a continuity of interest with respect to the Company's equity interest in Labs LP. Therefore, for purposes of presentation in the accompanying financial statements, the equity accounted results of Labs LP, prior to the acquisition of the partnership share by the Company on May 1, 2004, are included for comparison purposes only. As Labs LP was an integrated part of the Health segment of MDS, an allocation of indirect expenses was required to arrive at the equity earnings during the prior periods. For comparison purposes only, the equity earnings have been disclosed in the statement of Retained Earnings and have been offset by dividends to its shareholder. This information is included in the financial statements to assist users in assessing the Company's interest in Labs LP as a continuing interest entity, although the Company did not actually realize any equity income prior to May 1, 2004.

The tax losses have been recorded at a fair value of $120 million and a corresponding Unrealized Benefit on Acquisition of Tax Losses for $107 million has been recorded as a deferred credit in accordance with Canadian GAAP, EIC 110 "Accounting for Acquired Future Tax Benefits in Certain Purchase Transactions that are not Business Combinations". The future tax asset and the unrealized benefit will be amortized over the period in which LPBP expects to benefit from these tax losses.

Investment

To the extent that the Company assesses the carrying value of its investment is greater than its net realizable value and such difference is other than temporary, the Company will write down the carrying value to the investment's net realizable value.

Use of estimates

The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the dates of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting periods. Actual results could differ from those estimates.

2. Investment in Hemosol LP

As described in Note 1, 'Summary of Significant Accounting Policies', LPBP acquired a 7% interest in Hemosol LP. This investment is accounted for on a cost basis and will be reviewed annually for potential impairment.

3. Investment in MDS Laboratory Services LP

As previously described in note 1, LPBP acquired a 99.99% interest in MDS Laboratory Services LP which will be accounted for on an equity method basis. LPBP is required to pay dividends to its shareholders based on the distributions received from its investment in Labs LP, net of any expenses incurred directly by LPBP in the course of operations. As at June 30, 2004, the increase in the investment as a result of equity accounting for the Company interest in Labs LP is $9 million.

4. Income Taxes

As described in Note 1, LPBP gained access to unclaimed tax deductions and income tax credits through its transaction with Hemosol Corp. LPBP has accounted for this transaction in accordance with Canadian GAAP, EIC 110 'Accounting for Acquired Future Tax Benefits in Certain Purchase Transactions that are not Business Combinations', by recording the transaction at an estimated value. A future tax asset in the amount of $120 million and a deferred tax credit in the amount of $107 million have been established. The future tax asset is recognized in income based on the effective tax rate existing during the period. The unrealized benefit on acquisition of tax losses is amortized based on the ratio of income tax expense in proportion to the net reduction in the future income tax asset.

5. Share Capital

Authorized

Unlimited number of Class A Shares, without par value; one vote per share, with limited issuance subsequent to May 2004

Unlimited number of Class B Non-Voting Shares

Summary of Issued Share Capital:

(Number of shares in thousands)	Common Shares
	Number	Amount
Opening Balance - January 1, 2004	-	$-
Shares Issued - Class A	94,468	2,319
Shares Issued - Class B	11.134,649	34,677
Closing Balance - June 30, 2004	11,229,117	$36,996

6. Equity Earnings

The equity earnings reported by LPBP for the three month period and the six month period ended June 30, 2004 consists of LPBP's 99.99% interest in the income generated by Labs LP and reflects the assumption of a continuity of interest in Labs LP's business. For comparative financial statement presentation only, it has also been assumed that all the equity earned up to May 1, 2004 would have been received as a distribution from MDS Laboratory Services LP and paid out as a dividend to the shareholder.

7. Earnings per Share

The financial statements have been prepared on a continuity of interest basis with respect to Labs LP. Therefore, the income statement reflects the income earned by Labs LP for three months and six months ending June 30. LPBP's investment in Labs LP effective May 1, 2004 and therefore, the earnings per share would result in an insignificant amount.